Filed by Chicago Mercantile Exchange Holdings, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.: 001-32650

This material is not a substitute for the prospectus/proxy statement and any other documents CME and CBOT intend to file with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read such prospectus/proxy statement and any other such documents, when available, which will contain important information about the proposed transaction. The prospectus/proxy statement would be, and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC’s Web site (www.sec.gov) or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.

CME and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about CME’s directors and executive officers is available in CME’s proxy statement, dated March 10, 2006, for its 2006 annual meeting of stockholders. Additional information about the interests of potential participants will be included in the prospectus/proxy statement when it becomes available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

The following Questions and Answers were posted to CME’s internal Website on February 5, 2007:

Employee Questions & Answers

“Just Ask” Updates for Feb. 5, 2007

Thank you for submitting your questions to the “Just Ask” site on OpenExchange. Below we have provided answers to the most frequently asked questions we have received in the past week.

1.	I have recently fielded questions from firms who hold a significant number of CBOT shares and want to know when those CBOT shares will convert to CME Group shares. Any timeline that I can pass on to these folks?

CBOT shares will be converted to CME Group shares upon the close of the merger. We still anticipate that the merger will close in mid 2007.

2.	Can an employee volunteer to leave with a severance package?

The staffing process is still being developed and will be implemented in the next several months. At this time, there are still a number of decisions yet to be made on all aspects of that process. We will update you as soon as the process is finalized.

3.	Has a timeline been established for job eliminations?

At this time, we do not have a timeline for job eliminations. Neither CME nor CBOT will eliminate any jobs in connection with the merger prior to the close of the transaction. We will continue to update you throughout the integration planning process.

There are a lot of decisions yet to be made and many approvals yet to be received before we can begin integrating our two companies. We are already beginning to plan for the transition, but we will not be able to integrate operations in advance of the close of the merger (we expect mid-year 2007).

4.	How is sick time addressed in the severance package?

Accrued sick time will not be paid out as part of the severance package. As a reminder, sick days are intended to be used when you are sick or must care for an immediate family member who is sick (a spouse, child or parent); sick days are not intended to be vacation days. The Employee Handbook provides more information on CME’s sick time policy.

5.	Will unused floating holidays and personal days be paid out as part of the severance package?

No, only accrued, unused vacation time will be paid out as part of the severance package.

6.	What will happen if I am on sick leave or Family Medical Leave Act leave and my job is eliminated?

Neither CME nor CBOT will eliminate any jobs in connection with the merger prior to the close of the transaction. If an employee is on leave, and if that employee’s position is eliminated as a result of the merger, his or her manager will ensure that the employee is contacted and apprised of the change in job status and applicable severance benefits.

7.	Under the Tuition Assistance Program, we are required to remain at the exchange for a period of one year following the last class submitted for reimbursement, or we will be required to repay all tuition assistance we were provided. How will job eliminations affect this policy? Is tuition assistance still available this year?

If you participate in the educational assistance program and your job is eliminated as a result of the merger, you will not be required to reimburse CME for the tuition assistance granted at that time or within the one-year payback period.

Educational assistance is available in 2007, and more information can be found on OpenExchange.